Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended
Issuer Free Writing Prospectus dated April 11, 2019
Relating to Prospectus dated March 22, 2019
Registration Statement No. 333-229116

Leaping Group Co., Ltd.

Minimum Offering: 1,200,000 Ordinary Shares

Maximum Offering: 4,000,000 Ordinary Shares

Free Writing Prospectus

Leaping Group Co., Ltd. Investor Presentation

This free writing prospectus relates to the proposed public offering of ordinary shares of Leaping Group Co., Ltd. (the “Company”) that is being registered on a Registration Statement on Form F-1 (No. 333-229116) and should be read together with the prospectus dated March 22, 2019 (the “Prospectus”), which has been filed by the Company with the Securities and Exchange Commission (the “SEC”) and can be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/1757083/000114420419015515/tv515900-424b4.htm.

The Company has filed the Prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling +86 0242 2598 763.

Leaping Group Co., Ltd. (Nasdaq Ticker: YZCM) Investor Presentation April 2019

FWP Issuer Free Writing Prospectus 2 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Registration Statement No. 333 - 229116 The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates (file no . 333 - 229116 ) . Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering . You may get these documents for free by visiting EDGAR on the SEC web site at www . sec . gov . Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling + 86 0242 2598 763 . To review a filed copy of our current registration statement, click on the following link: https://www.sec.gov/Archives/edgar/data/1757083/000114420419012968/tv510373 - f1a.htm.

Disclaimer 3 This presentation incorporates information from a prospectus filed with the SEC for the offering to which this communication relates and contains forward - looking statements . All statements contained herein other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward - looking statements . The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward - looking statements . We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short - term and long - term business operations and objectives, and financial needs . These forward - looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the “Risk Factors” section of the prospectus . It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward - looking statements we may make . In light of these risks, uncertainties and assumptions, the future events and trends discussed in this presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements .

Offering Summary 4 Issuer Leaping Group Co., Ltd. Security Ordinary Shares Nasdaq Capital Market Symbol YZCM Shares Outstanding Prior to Completion of Offering 16,021,126.7606 Ordinary Shares Shares Offered 1,200,000 if minimum offering is raised 4,000,000 if maximum offering is raised Price $5.00 per ordinary share Offering Size $6,000,000 minimum offering $20,000,000 maximum offering Use of Proceeds • Expand advertising network • Invest in films and movie theaters • Recruit senior - level employees • Mergers and acquisitions within the industry Lock - Up Agreement • Our officers, directors, and certain shareholders will be subject to industry standard lock - up periods, the details of which will be specified in the lock - up agreements to be entered into with the underwriter Underwriter Boustead Securities, LLC See offering documents for further risks and disclosures. The offering is made by the offering documents.

Investment Highlights Strong financial performance and profitable track - record Growing demand for multimedia services in China , with tremendous upside potential Expert senior management team with extensive industry experience Already executed a well - defined market launch and growth strategy Developing and integrating multiple markets Strong growth drivers and increasing market recognition See offering documents for further risks and documents. There is no guarantee that any specific outcome will be achieved. 5

Company Overview 6 OUR BUSINESSES x We are engaged in three major businesses, Multi - Channel Advertising Business , Event Planning & Execution Business , and Film Production Business. x Our primary market is the two provinces of Heilongjiang and Liaoning. x Our goal is to become one of China’s leading film industry multimedia service providers, with geographical coverage in major first - tier and second - tier cities on the eastern seaboard and in the central area of China. Leaping Group Co., Ltd. A multimedia service provider based in Shenyang, China See offering documents for further information. There is no guarantee that any specific outcome will be achieved.

Business Overview Multi - Channel Advertising Services 7 594 16 74 42 32 We plan to expand our pre - movie advertising network into eight provinces on the eastern seaboard and in the central area of China in the next three years, covering first - tier and second - tier cities such as Hangzhou, Jinan, Nanjing, Qingdao and Wuhan. Film Screens Movie Theaters Cities Largest pre - movie advertising network in Heilongjiang and Liaoning: Exclusive rights to display pre - movie local advertisements in: Wanda Cinemas in Heilongjiang and Liaoning Movie Theaters of Focus Film in 5 cities in Liaoning Pre - movie Advertising in Movie Theaters For illustrative purposes only. There is no guarantee that any specific outcome will be achieved.

Business Overview Multi - Channel Advertising Services 8 50,000 16 Elevators Supermarkets Elevator and Supermarket Advertising Advertising clients purchase advertising slots on our advertising network directly and negotiate the terms of the advertising purchase agreements directly with us. 287 Our Advertising Clients: National & International Brands We also provide tailored advertising programs in elevators and supermarkets for international and domestic brands and help them expand in the markets of Heilongjiang and Liaoning. Clients purchased slots on our network by July 31, 2018 128 Clients for the fiscal year ended June 30, 2018 See offering documents for further risks and documents. There is no guarantee that any specific outcome will be achieved.

Business Overview During the fiscal year ended June 30, 2018 Event Planning & Execution Business 9 Typical marketing events include: x Brand promotion through elevator and in - store LED billboard advertisements x Potential customer information collection by offering incentives such as static display, performances, free movie tickets, and VR experiences We are often hired to plan customized advertising campaigns, including both online and offline events, for international and domestic brands that want to expand their businesses in Heilongjiang and Liaoning . 16 30,000 4 Offline Events Online Events Target Customers For illustrative purposes only. There is no guarantee that any specific outcome will be achieved.

Business Overview 10 Film Production Business W e invest in films and TV programs and distribute them in movie theaters or through online platforms. Film “The Master Hand” x Filmed in 2018 x Planned to be released in Q2 2019 Web TV series “Meet Myself” x Released in April 2018 on iQIYI . x Recommended by iQIYI on its home page x 14 million video clicks within four weeks of its release For illustrative purposes only. There is no guarantee that any specific outcome will be achieved.

# Management Team



### Tao Jiang *Chief Executive Officer and Director Nominee*

Mr. Tao Jiang is a director nominee of the Company and has been our CEO since August 2018. Mr. Jiang is the founder of Leaping Media Group Co., Ltd. and has been its CEO since November 2013. From October 2012 to October 2013, Mr. Jiang served as the sales director of Focus Media (Shenyang) Co., Ltd. Mr. Jiang holds a bachelor's degree in Accounting from Liaoning University of International Business and Economics.

### Ziwei Xu *Chief Financial Officer*



Ms. Ziwei Xu has been our CFO since August 2018, and the CFO of Leaping Media Group Co., Ltd. since November 2013. From July 2011 to September 2013, Ms. Xu served as an auditor of Ruihua Certified Public Accountants, LLP (Liaoning Branch). Ms. Xu holds a bachelor's degree in International Economics and Trade from Liaoning University of Science and Technology.



### Liquan Wang *Vice President*

Mr. Liquan Wang has been our vice president since August 2018, and the vice president of Leaping Media Group Co., Ltd. since January 2018. Since January 2018, Mr. Wang has served as the CEO of Harbin Yuechuzhong Media Co., Ltd., a wholly-owned PRC subsidiary of the Company. From January 2016 to November 2017, Mr. Wang served as the sales director of Toutiao (Liaoning). From July 2015 to October 2015, Mr. Wang served as the sales director of Sohu Focus (Shenyang). From February 2006 to July 2015, Mr. Wang served as the reporter, editor, and sector director of China Business Times. Mr. Wang holds a bachelor's degree in Journalism from Liaoning University.

### Di Wang *Vice President*



Ms. Di Wang has been our vice president since August 2018, and the vice president of Leaping Media Group Co., Ltd. since January 2017. From March 2011 to December 2016, Ms. Wang served as the operation manager of China Resources (Shenyang) Co., Ltd. Ms. Wang holds a bachelor's degree in Accounting from Liaoning University of International Business and Economics.

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# Board of Directors

越众传媒集团
LEAPING MEDIA GROUP

**Bo Jiang,** *Chairman of the Board and Director*

Mr. Bo Jiang has been our Company's Chairman of the Board since August 2018 and the chairman of Leaping Media Group Co., Ltd. since April 2015. From April 2013 to March 2015, Mr. Jiang served as the vice president of China Business Times. From May 2009 to April 2013, Mr. Jiang served as the office director of Liaoshen Evening News. From September 2006 to May 2009, Mr. Jiang served as the director of the Business Planning Department of Chinese Business Morning News. Mr. Jiang has over 15 years of experience of investment in the film industry and management of media companies. Mr. Jiang holds an Executive Master of Business Administration degree from Liaoning University.

**Tao Jiang,** *Chief Executive Officer and Director Nominee*

Mr. Tao Jiang is a director nominee of the Company and has been our CEO since August 2018. Mr. Jiang is the founder of Leaping Media Group Co., Ltd. and has been its CEO since November 2013. From October 2012 to October 2013, Mr. Jiang served as the sales director of Focus Media (Shenyang) Co., Ltd. Mr. Jiang holds a bachelor's degree in Accounting from Liaoning University of International Business and Economics.

**Kwong Sang Liu,** *Independent Director Nominee*

Mr. Liu has been the Director of K.S. Liu & Company CPA Ltd. since 1997. Mr. Liu has been an independent director of multiple companies: Pine Care Group Limited since January 2017, China National Culture Group Limited since September 2004, abc Multiactive Limited since September 2004, Polytec Asset Holdings Limited since July 2000, and Evershine Group Holdings Limited from January 2014 to December 2016. Mr. Liu has been a Certified Public Accountant since December 1998. Mr. Liu received his Master of Business Administration degree from the University of Lincoln in 2002 and his Bachelor of Arts degree in Accountancy from the Hong Kong Polytechnic University in 1997.

**Yongyuan Chen,** *Independent Director Nominee*

Mr. Chen has been a partner of China Commercial Law Firm in its Sydney office since April 2011. From October 2007 to April 2008, Mr. Chen worked at the Beijing office of Lovells (now Hogan Lovells). From January 1995 to September 2007, Mr. Chen served as a partner of China Commercial Law Firm. From 1988 to 1994, Mr. Chen worked at Ministry of Foreign Trade and Economic cooperation of PRC, China National Technical Import and Export Corporation, and Shenzhen Bureau of Science and Technology Policy and Regulation Department. Mr. Chen received his bachelor's degree in Law from Jilin University in 1986, his master's degree in International Economics Law from Renmin University in 1988, and his Juris Doctor degree from the University of Sydney Law School in 2002.

**Dennis Eugene Burns,** *Independent Director Nominee*

Mr. Burns has been self-employed as a consultant for various companies in different industries since 2008, none of which is related to the Company. From 1993 to 2008, Mr. Burns served as the president of ERS, an automotive parts supply company. From 1988 to 1993, Mr. Burns served as a broker dealer, broker, and market maker of Registered Investment Advisory's ("RIA's"). Mr. Burns received his Technical Degree in Computer Science from University of California Irvine and Saddleback College in 1987.

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Industry Overview *Northeast China refers to Liaoning Province, Jilin Province, and Heilongjiang Province The market size of pre - movie advertising services in the PRC has increased from RMB1.2 billion in 2013 to RMB5.2 billion in 2017, representing a CAGR of 44.3%, and is expected to reach RMB19.6 billion in 2022, representing a CAGR of 29.9% from 2018 to 2022. Market Size of Pre - Movie Advertising Services (PRC), 2013 - 2022E 13 RMB Billion 1.2 1.6 2.2 3.2 5.2 6.8 9.1 11.8 15.2 19.6 0 5 10 15 20 25 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E 6.3% 93.7% Northeast China Others 2017 Market Size: RMB 5.2 Billion Source: Frost & Sullivan For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Numbers are estimated, unau dit ed and may be subject to change. See offering documents for further risks and disclosures.

Industry Overview Market Size of Brand Management, Design and Production Service Industry (PRC), 2013 - 2022E • The market size of the design and production services industry in the PRC has increased from RMB48.4 billion in 2013 to RMB60.4 billion in 2017, representing a CAGR of 5.7% . • With the continued development of the PRC economy, and increasingly sophisticated design and production services requested by clients, the market size is forecasted to maintain its growth momentum at a CAGR of 6.5% reaching RMB81.3 billion in 2022. Market Size of Event Management Service Industry (PRC), 2013 - 2022E • In line with the growth of the economy and the development of various industries in the PRC, the event management market has increased from RMB231.7 billion in 2013 to RMB335.9 billion in 2017, representing a CAGR of 9.7%. • With the growing macro economy and downstream industries in China, and increase in annual per capital disposable income, the market size is forecasted to maintain its growth momentum at a CAGR of 9.8 % reaching RMB516.7 billion in 2022. 14 48.4 50.3 53.2 56.0 60.4 63.2 67.6 71.2 76.1 81.3 0 10 20 30 40 50 60 70 80 90 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E 231.7 261.3 285.7 304.0 335.9 355.1 379.7 420.3 461.3 516.7 0 100 200 300 400 500 600 2013 2014 2015 2016 2017 2018E 2019E 2020E 2021E 2022E RMB Billion RMB Billion Source: Frost & Sullivan For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Numbers are estimated, unau dit ed and may be subject to change. See offering documents for further risks and disclosures.

Growth Drivers 15 Increasing number of film screens Rising national spending on entertainment services Rapid expansion in second and third - tier cities Favorable governmental policies on promoting creative design industry Improving MICE infrastructure and facilities Rising demand for design and production services in the PRC For illustrative purposes only. There is no guarantee that any specific outcome will be achieved.

Our Competitors National: 16 L ocal : • Advertising companies that operate pre - movie advertising networks in movie theaters, and out - of - home digital advertising networks beyond the film sector • In - house advertising companies of cinemas that may operate their own advertising networks • Other advertising media companies (Internet, street furniture displays, billboards and public transport advertising companies) and with traditional advertising media (newspapers, TV, magazines and radio) which may advertise near the cinemas in which we have exclusive contract rights to operate pre - movie advertising Our businesses compete primarily with several different groups of competitors: For illustrative purposes only. There is no guarantee that any specific outcome will be achieved.

S trong management and sales team with extensive industry experience H ighly recognized brand name with a large base of advertising clients I ntegration of film and TV industry Largest pre - movie advertising network in Heilongjiang and Liaoning A dvertising service contracts and established relationships with major movie theater operators Competitive Advantages For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. 17

Financial Highlights 18 $3,818 $5,038 $0 $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 FY2017 FY2018 Thousands Revenue (For the Years Ended June 30) $1,643 $2,326 $0 $500 $1,000 $1,500 $2,000 $2,500 FY2017 FY2018 Thousands Net Income (For the Years Ended June 30) $2,881 $3,385 $2,600 $2,700 $2,800 $2,900 $3,000 $3,100 $3,200 $3,300 $3,400 $3,500 FY2017 FY2018 Thousands Gross Profit (For the Years Ended June 30) For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not ind ica tive of future results. The above financials are extracted based on audited accounts for the twelve months ended June 30, 2017 and June 30, 2018.

Financial Highlights 19 43.0% 46.2% 41% 42% 43% 44% 45% 46% 47% FY2017 FY2018 Net Margin (For the Years Ended June 30) 57.6% 60.9% 55% 56% 57% 58% 59% 60% 61% 62% FY2017 FY2018 Operating Margin (For the Years Ended June 30) For illustrative purposes only. There is no guarantee that any specific outcome will be achieved. Past performance is not ind ica tive of future results. The above financials are extracted based on audited accounts for the twelve months ended June 30, 2017 and June 30, 2018.

# Growth Strategies

越众传媒集团
LEAPING MEDIA GROUP

1

## Expand the geographic coverage and reach of our pre-movie advertising network

We intend to expand our pre-movie advertising network by connecting additional movie theaters to our network. Our current network includes 16 cities in the two provinces of Heilongjiang and Liaoning. We plan to expand our network into eight provinces on the eastern seaboard and in the central area of China during the next three years, to cover a total of 120 cities, including first-tier cities such as Hangzhou, Jinan, Nanjing, Qingdao, and Wuhan.

2

## Continue to promote our brand name and the value of pre-movie advertising

We will continue to promote our brand name through proactive sale and marketing efforts. We believe this will allow us to broaden our client base as well as strengthen our relationships with cinema operators, advertising agencies and content providers. We will also take initiatives to highlight the value of pre-movie advertising relative to other media.

3

## Increase investment in film and TV program production

We plan to increase our investment in the Film Production Business and produce at least one TV series and two films every year. Some of the companies we currently work with are Wanda Cinemas, Enlight Media, Emperor Entertainment Group, and iQIYI. Our cooperation with both channels provides our clients with more options when distributing their films and TV programs. In addition, we intend to purchase high-quality Chinese and international TV programs and films with a focus on animation.

4

## Purchase and operate movie theaters

We plan to invest in or build 50 movie theaters in China through strategic relationships and acquisitions in the next three years. These movie theaters will be located in first-tier and second-tier cities in China, such as Changchun, Hangzhou, Harbin, Qingdao, Shenyang, and Wuhan.

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For illustrative purposes only. There is no guarantee that any specific outcome will be achieved.

Contact Underwriter Boustead Securities, LLC Dan McClory Managing Director, Head of ECM, Head of China Email: dan@boustead1828.com Tel:+1 - 949 - 233 - 7869 Address : 6 Venture, Suite 265, Irvine, CA 92618 USA Investor Relations Ascent Investor Relations LLC Tina Xiao President Email: tina.xiao@ascent - ir.com Tel:+1 - 917 - 609 - 0333 Address: 733 Third Avenue 16th Floor, New York, NY 10017 USA Company Leaping Group Co., Ltd. Ziwei Xu Chief Financial Officer Email: xuziwei@mediayz.com Tel: +86 - 18640040683 Address: Room 2010, Huaruntiexi Centre, No.158, Jianshe East Road, Tiexi District, Shenyang City, Liaoning Province, P.R.China. 21